QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED OCTOBER 31, 2014

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1           DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the three months ended October 31, 2014 and audited consolidated financial statements of Quartz Mountain Resources Ltd. and related MD&A for the year ended July 31, 2014, as publicly filed on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of December 11, 2014.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2           OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain is an exploration and development company focused on acquiring and advancing promising mineral prospects in British Columbia ("BC").

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company holds a 100% interest in the Galaxie Project, which is situated in the Stikine Terrane, a prospective region in northwestern BC that hosts a number of important copper and gold deposits. There is potential for the discovery of bulk tonnage copper-gold and/or molybdenum and vein-type precious and base metal deposits in the project-area. Historical exploration identified several copper occurrences, including the Gnat porphyry copper deposit.

In 2012, Quartz Mountain completed ground surveys in the vicinity of the Gnat deposit and several other prospects across the property and followed up with a two-hole drilling program at the Gnat deposit. Several new targets were identified and drilling confirmed the presence of porphyry mineralization at depth in the Gnat deposit, returning intervals of 55.7 metres grading 0.44% copper and 91.0 metres grading 0.37% copper in the two holes drilled. Additional ground exploration in the other target areas was carried out on the property in 2013. A series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed in an area known as the Hu target. The potential at Hu and at another target, called Dalvenie East, which was not tested in 2013, warrant further exploration.

Market conditions, which have made financing for exploration projects difficult over the past two years have prevailed in 2014. As a result, no ground work was done in 2014. The Company continues to seek partners to joint venture or farm out its exploration projects.

During the quarter, Quartz Mountain renegotiated the terms of a convertible debenture that forms part of the payment obligations for the purchase of the mineral claims in the vicinity of the Gnat deposit. Further details are included in Section 1.2.1.

1.2.1      Agreements – Galaxie Project

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain acquired a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling approximately 1,294 hectares (the "Gnat Pass Property") and the surrounding mineral claims staked by Finsbury to that time.

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and also assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the "Bearclaw Agreement") between Finsbury and Bearclaw Capital Corp. ("Bearclaw") relating to the Gnat Pass Property. Quartz Mountain also assumed the rights and obligations under a net smelter returns ("NSR") royalty agreement which requires the payment to Bearclaw of a 1% NSR royalty on the Gnat Pass Property up to a maximum of $7,500,000.

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain consisted of:

  a payment of $50,000 to Bearclaw (paid);

  the issuance of a convertible debenture (the “Debenture”) to Bearclaw in the amount of $650,000, bearing an interest rate of 8% per annum and with a maturity date of January 31, 2014 (issued; however, the interest rate and maturity date were later amended – see below); and

  the issuance to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

July 2013 Amendment to the Debenture

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby the Galaxie Joint Venture made a $50,000 principal payment toward the Debenture, reducing the outstanding balance to $600,000. The interest rate was increased to 10% per annum, and the maturity date was extended to October 31, 2014.

October 2014 Amendment to the Debenture

Effective October 1, 2014, Quartz Mountain and Bearclaw further amended the terms of the Debenture (hereafter referred to as the “Amended Debenture”), pursuant to which:

  the Company made a principal payment of $50,000 to Bearclaw against the Debenture (completed October 8, 2014),

  the remaining balance (the “Principal Sum”) of $550,000 is repayable in equal annual installments of $50,000, commencing on January 31, 2015; and

  effective October 1, 2014, the principal amount outstanding bears interest at 7.5% per annum, payable quarterly in arrears.

Upon a completion by the Company of an equity financing (the “New Financing”) for a minimum amount of $1,000,000, at least 50% of any outstanding balance of the then-outstanding Principal Sum along with any interest accrued thereon will be automatically converted (the “Automatic Conversion”) into the Company’s common shares. Bearclaw may elect to convert, concurrent with the Automatic Conversion, any portion of the remaining 50% of the then-outstanding Principal Sum and accrued interest thereon (the “Optional Conversion”) into Quartz Mountain common shares. For the purposes of Automatic Conversion and Optional Conversion, subject to the rules and policies of the TSX Venture Exchange (“TSX-V”), the conversion price will be the greater of (i) the volume-weighted average trading price of common shares of the Company on the TSX-V for the 20 consecutive trading days ending on the fifth trading day preceding the date of such conversion, and (ii) the price at which the Company issues common shares pursuant to the New Financing. For the purposes of Automatic Conversion and Optional Conversion of any accrued interest, the conversion price will be the market price of the Company’s common shares on the date of conversion. Except pursuant to these Automatic Conversion and Optional Conversion provisions, Bearclaw does not have an option to convert the Amended Debenture into the Company’s common shares.

1.2.2      Technical Programs – Galaxie Project

The following disclosure on the Galaxie Project has been summarized from a technical report (the “2013 technical report”) entitled “Technical Report on the Galaxie Project, Liard Mining Division, British Columbia” effective date April 30, 2013 by B.K. (Barney) Bowen, PEng, and updated with information on the 2013 program from Company files.

The Galaxie Project is located on Highway 37, approximately 24 kilometres south of Dease Lake, BC. The Project-area currently consists of 306 mineral claims covering an area of approximately 1,165 square kilometres.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Paved Highway 37 passes through the center of the Galaxie Project and provides year-round direct access to the adjacent project-area, including the Gnat Pass Property. Other parts of the Galaxie Project can be accessed by helicopter.

The operating season for surface exploration is from early June through to early October. Because of its close proximity to Highway 37, diamond drilling activities at the Gnat deposit, which is within the Gnat Pass Property, can be carried out throughout the year.

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. Completion of a 287-kilovolt transmission line, extending 344 kilometres from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake (located about 180 kilometres by road south of Dease Lake) was recently announced by the BC government. It will supply the new mine development under construction at Imperial Metals Corporation’s Red Chris Project by way of a spur line from Bob Quinn Lake.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane which, elsewhere in northern British Columbia is known to host the large Red Chris, Schaft Creek, Galore and KSM and Snowfield porphyry deposits. Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry dike complex host the Gnat copper deposit. The Gnat deposit is located near the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings.

History

The first record of exploration in the Gnat Pass Property area was in 1960 when prospecting work by Cassiar Asbestos Corporation discovered copper mineralization in the vicinity of Lower Gnat Lake. Since that time, at least nine companies have explored the property completing geological mapping, rock, soil and stream sediment geochemical sampling, magnetic and induced polarization (“IP”) geophysical surveys and diamond drilling during the periods of 1960-1971, 1990-1996 and in 2005. Most of the historical work focused on the Gnat deposit, and occurrences in the vicinity.

During the period 1965-1969, previous operators completed 18,390 metres of diamond drilling in 110 holes in this area. Most of this historical drilling was carried out in the Gnat deposit over an area measuring about 600 metres by 600 metres, down to a maximum depth of about 300 metres below surface.

A historical estimate of "indicated reserves" of about 30 million tonnes grading 0.389% Cu for the Gnat Deposit was reported by Lytton Minerals Ltd, in 1972. The estimate uses categories that are not recognized by National Instrument 43-101 Standards of Disclosure for Mineral Projects. The qualified person for the 2013 technical report has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve. Quartz Mountain is not treating the historical estimate as current.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Past work on other mineral occurrences in the Galaxie Project area includes:

  At Hu, during the period 1969 to 2007, several mining companies carried out: silt, soil and rock geochemical sampling; geological mapping; Induced Polarization ("IP") and ground magnetic surveys; and 22 bulldozer trenches.

  At Disco, Stikine Moly and Stikine, during the period 1970-79, two companies carried out: silt, soil and rock geochemical sampling; geological mapping; IP, ground magnetic and VLF surveys; and limited hand trenching and test-pitting.

  At Nup, during the period 1970 to 2008, six mining companies and one individual carried out: silt, soil and rock geochemical sampling; geological mapping; IP and ground magnetic surveys; and limited hand trenching and test-pitting. Three diamond drilling programs (14 holes) tested porphyry molybdenum+/-copper showings and soil geochemical anomalies.

  At Pat, during the period 1971-76, two companies carried out: grid soil surveys; IP and ground magnetic surveys; and a refraction seismic survey.

Prospecting and geochemical silt, soil and rock sampling program carried out by a previous owner in 2011 identified a number of target areas at Galaxie. Much of the work was outside of known areas of mineralization, but some work did overlap with known mineral occurrences, including some of those listed above.

Work in 2012-2013

Gnat Deposit

In 2012, Quartz Mountain relogged historical drill holes and carried out geological mapping in the Gnat deposit-area. Two deep diamond drill holes totaling 1,164 metres were also drilled to test for continuation of copper mineralization beneath the historical reserve estimate. Hole GT12001 intersected two intervals of significant copper mineralization, including 56 metres grading 0.44% Cu, well below the extent of the historical estimate, demonstrating that porphyry-style copper mineralization in the Gnat deposit extends over a known vertical range of about 500 metres. In their lower portions, both holes encountered a major thrust fault which has structurally superimposed older deposit host rocks over younger Hazelton Group sedimentary rocks.

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometres long by 700 metres to 1,000 metres wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see figure below).

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

There is considerable room to explore for new zones of copper mineralization at moderate to greater depths in portions of the Gnat deposit, in the Creek Zone and Moss prospect areas, and elsewhere along the 3.5 kilometre-long zone of porphyry-style hydrothermal alteration. Mineralization may include porphyry-type deposits or more constrained, but possibly higher grade, mineralized breccia bodies.

Other Targets

In 2012, Quartz Mountain also completed geophysical, geochemical and geological surveys on a number of other target-areas at the Galaxie Project. In 2013, an associated company completed ground exploration programs at some of the priority areas that Quartz Mountain had identified in 2012. These include Hu, Hotai and Silver Lode. The 2013 programs included geological mapping, 10 line kilometres of IP ground geophysical surveying and collection of 96 rock and 246 soil geochemical samples. No immediate drill targets were outlined, and some mineral claims in the area of the Hotai prospect were dropped.

Preliminary prospecting of two gossans in the Dalvenie East target-area in 2012 was successful in locating encouraging copper mineralization in chalcopyrite +/- bornite veins up to 10 cm wide, hosted in chlorite-altered diorite to monzodiorite wall rocks. Narrow k-feldspar alteration envelopes surrounding the veins also contain chalcopyrite and bornite. Magnetic signatures at Dalvenie East suggest that regional-scale faults, or subsidiary faults related to them, could control vein-type or fault-controlled copper-gold mineralization similar to that seen at the nearby Dalvenie prospect. This target was not followed up in 2013.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

At Hu, a series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed during work in 2013. The potential of the intrusions at Hu and the Dalvenie East target warrant further exploration.

1.2.4      Other Properties

ZNT Project

The Company holds a 100% interest in the ZNT property, which consists of 21 claims covering an area of approximately 102 square kilometres located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC. The property was staked by Quartz Mountain in 2012. Target definition was carried out in 2012 and 2013, and an initial drilling program was done but no economic mineralization was encountered. No further work is planned.

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

1.2.5      Market Trends

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

After a steep decline in late 2008 and early 2009, copper prices steadily increased until late 2011. The price of copper was variable in 2012 and 2013, and averaged lower each year. Prices have been variable since in 2014, with a decrease in the average price.

The gold price was on an uptrend for over the five years to 2012. Prices were on a general downtrend in 2013 and have been variable in 2014, with a decrease in the average price.

Silver prices were impacted by economic volatility in 2008-2009. An upward price trend began in 2010, and continued to late September 2011, with prices reaching as high as $43/oz, and resulting in the average price in 2011 being the highest since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and the end of 2012. As with gold, silver prices were on a downtrend in 2013, and have been variable in 2014, with a decrease in the average price.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average annual prices through 2013 as well as the average prices so far in 2014 for copper (Cu), gold (Au) and silver (Ag) are shown in the table below:

Calendar Year	Metal Prices (US$)
	Cu	Au	Ag
2009	$ 2.34/lb	$ 974/oz	$ 14.70/oz
2010	$ 3.42/lb	$ 1,228/oz	$ 20.24/oz
2011	$ 4.00/lb	$ 1,572/oz	$ 35.25/oz
2012	$ 3.61/lb	$ 1,669/oz	$ 31.16/oz
2013	$ 3.32/lb	$ 1,410/oz	$ 23.80/oz
2014 to the date of this MD&A	$ 3.13/lb	$ 1,273/oz	$ 19.40/oz

Source: www.metalprices.com

1.3           SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4           SUMMARY OF QUARTERLY RESULTS

The amounts in the following table are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31
	2014	2014	2014	2014	2013	2013	2013	2013
Expenses:
Exploration and evaluation	$5	$(5)	$6	$25	$236	$(20)	$160	$1,202
General and administration	176	112	139	187	165	242	326	436
Share-based payments	–	–	–	–	–	23	28	76
Loss from operations	(181)	(107)	(145)	(212)	(401)	(245)	(514)	(1,714)
Gain (i)	–	–	–	–	–	–	–	1,579
Other items (ii)	(10)	(10)	(9)	(8)	27	23	4	5
Loss for the quarter	$(191)	$(117)	$(154)	$(220)	$(374)	$(222)	$(510)	$(130)
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01

(i)	Relates to gain on disposition of a mineral property interest

(ii)	Includes flow-through share premium, interest income and expense, and foreign exchange.

Exploration and evaluation (“E&E”) expenditures increased in the first half of fiscal 2013 due to the acquisition of the Galaxie Project, and ZNT project. E&E costs decreased after January 2013 as the Company had been mainly focused on property evaluation activities. In the quarter ended July 31, 2013, the Company accrued an estimated amount of $200,000 for Mineral Exploration Tax Credit receivable within E&E expenses.

Administrative costs have tended to follow the trend in the Company's exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.5           RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and is expressed in Canadian dollars unless otherwise stated.

1.5.1      Comprehensive loss for the three month period ended October 31, 2014 vs. 2013

The Company recorded a loss of $191,543 in the current period compared to a loss of $374,020 in the same period of the prior fiscal year; this decrease in loss was primarily due to a decrease in E&E activities during the current period.

Total E&E costs during three months ended October 31, 2014 decreased to $4,553, compared to $236,237 in E&E costs during three months ended October 31, 2013. The following tables provide a breakdown of exploration costs incurred during the three month period ended October 31, 2014 and 2013:

Three months ended October 31, 2014
E&E costs	Galaxie	Hotai	ZNT	Other	Total
Assaying	$–	$–	$–	$2,948	$2,948
Drilling	–	–	–	–	–
Geological	–	–	–	920	920
Graphics	–	–	–	85	85
Property fees	–	–	–	–	–
Site activities	–	–	–	–	–
Sustainability	–	–	–	600	600
Transportation	–	–	–	–	–
Travel	–	–	–	–	–
Total	$–	$–	$–	$4,553	$4,553

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended October 31, 2013
E&E costs	Galaxie	Hotai	ZNT	Other	Total
Assaying	$7,274	$1,053	$12,104	$–	$20,431
Drilling	–	–	90,773	–	90,773
Geological	18,410	2,996	37,029	1,907	60,342
Graphics	204	–	153	1,615	1,972
Property fees	208	–	–	–	208
Site activities	8,530	676	15,813	–	25,019
Sustainability	–	34	17,148	–	17,182
Transportation	4,770	–	–	–	4,770
Travel	4,673	5,530	5,337	–	15,540
Total	$44,069	$10,289	$178,357	$3,522	$236,237

The following table provides a breakdown of the administration costs incurred:

Administration costs	Three months ended	Three months ended
	October 31, 2014	October 31, 2013
Legal, accounting and audit	$30,291	$1,276
Office and administration	136,616	149,820
Shareholder communication	1,578	2,821
Travel and conferences	–	4,554
Trust and filing	7,514	6,766
Total	$175,999	$165,237

1.6           LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At October 31, 2014, the Company had cash and cash equivalents of $0.9 million and a working capital deficit of $2.2 million. Of the total short-term liabilities of $3.2 million at October 31, 2014, $3.1 million was payable to Hunter Dickinson Services Inc. ("HDSI"), a related party.

To address its working capital deficit at October 31, 2014, the Company has taken the following mitigating measures:

  the Company has entered into an agreement with the holder of its convertible debenture to restructure the payment terms of the debenture (see 1.2 Overview); and

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

  the Company has obtained a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to November 1, 2015.

Management believes that its liquid assets at October 31, 2014 are sufficient to meet its known obligations it expects to pay over the next 12 months and to maintain its mineral rights in good standing for this next 12 month period. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing, or joint ventures will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures and will rely on short term borrowings to finance its minimum expenditure requirement until additional funds can be raised through financing activities. General market conditions for junior exploration companies have resulted in depressed equity prices, despite higher commodity prices. Although the Company was able to successfully complete private placements in each of the 2012 and 2013 fiscal years, a further and continued deterioration in market conditions will increase the cost of obtaining capital and limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

1.7           CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at October 31, 2014.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At October 31, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of the advancement of exploration activities on its projects, shareholders’ equity is in a deficit position.

1.8           OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9           TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8(a) of unaudited condensed interim consolidated financial statements of the Company for the three months ended October 31, 2014. These are also available at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	President, Chief Executive Officer and Director	Director
Lena Brommeland	Executive Vice President	Employee
Robert Dickinson	Director	Director
Scott Cousens	Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either of the Company or HDSI.

Transactions and balances

The required disclosure for the transactions and balances with HDSI is provided in Note 8(b) of the accompanying unaudited condensed interim consolidated financial statements of the Company for the three months ended October 31, 2014. These are also available at www.sedar.com.

1.10         FOURTH QUARTER

Not applicable.

1.11         PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12         CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13         CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying financial statements.

1.14         FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, balances due to related parties, and long term debt approximate their fair values.

1.15         OTHER MD&AREQUIREMENTS

1.15.1      Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in the unaudited condensed interim consolidated statements of comprehensive loss and Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in the unaudited condensed interim consolidated statements of comprehensive loss and Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2      Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number

Common shares	27,299,513

Share options	1,579,500

The Debenture is subject to mandatory and optional conversion provisions that trigger upon a completion by the Company of an equity financing for a minimum amount of $1,000,000 (see Section 1.2 Overview).

1.15.3      Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4      Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5      Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16         RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company's condensed interim consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company's properties and continued operations will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, the continuing development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire, commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Galaxie Project.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's operations are and will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Risks Related to Flow-Through Shares

Financing of the Company may involve the issuance of flow-through common shares under the Income Tax Act (Canada). There is no guarantee that there will not be any differences of opinion between the Canadian federal and British Columbia provincial tax authorities with respect to the tax treatment of flow-through common shares issued under a financing, if any, and the activities contemplated by the Company's exploration and development programs.

If the Company does not expend an amount equal to the gross proceeds from the sale of flow-through common shares so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the flow-through financing may be reassessed. The Company shall be obligated to indemnify any subscribers of flow-through common shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Company will enter into with each subscriber in a flow-through financing. There can be no assurances that the Company will have sufficient funds to satisfy such obligations.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company's projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company's properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties.

Property Title

The acquisition of title to resource properties is a very detailed and time consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company's projects that, if successful, could impair development or operations or both.

The Mineral Property Underlying the Company's Net Smelter Return Royalty Interest Contains no Known Ore

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.